Akari Therapeutics, PLC

75/76 Wimpole Street

London W1G 9RT

United Kingdom

August 30, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Akari Therapeutics, PLC
Registration Statement on Form F-3 File No. 333-258918

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akari Therapeutics, PLC (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-258918) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on August 31, 2021 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

AKARI THERAPEUTICS, PLC

By:	/s/ Clive Richardson
Name:	Clive Richardson
Title:	Chief Executive Officer and Chief Operating Officer